Exhibit 21.0
List of Subsidiaries and Jurisdictions
Name of Subsidiary	Jurisdiction of Organization

Pernix-Niger	Niger, Africa
Pernix-Serka Joint Venture	United States
Pernix/SHBC Joint Venture	United States
Pernix Techical Works	Dubai, United Arab Emirates
Telesource (Fiji), Limited	Fiji
Telesource SHBC (Fiji), Limited	Fiji
Vanuatu Utilities and Infrastructure Limited	Vanuatu